

June 3, 2011

<u>Via E-Mail</u>
Mikhail Muyingo, President
Gala Global Inc.
25 B Hampstead Hill Gardens
London NW32PJ, UK

  Re: Gala Global Inc.
    Amendment No. 2 on Form S-1
    File No. 333-172744
    Filed May 26, 2011

Dear Mr. Muyingo:

  Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

  Please amend your registration statement to include the appropriate interim financial statements, as required by Rule 8-03 of Article 8 of Regulation S-X.

  If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

  You may contact Raj Rajan (202) 551-3388 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any other questions.

        Sincerely,

        /s/ David Link for

        John Reynolds
        Assistant Director